Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

April 15, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff N. Kauten

Re:	Pinterest, Inc.

Registration Statement on Form S-1 (File No. 333-230458)

Dear Mr. Kauten:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join in the request of Pinterest, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on April 17, 2019 or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, we advise you that from April 8, 2019 through the date hereof, we have effected the following distribution of the Company’s Preliminary Prospectus dated April 8, 2019:

Preliminary Prospectus dated April 8, 2019:

4,796 copies to prospective underwriters, institutional investors, dealers and others.

We advise that we have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC

As Representatives of the several Underwriters

By: GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name:	Elizabeth Wood
Title:	Managing Director

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Greg Chamberlain
Name:	Greg Chamberlain
Title:	Managing Director, Head of U.S. TMT Equity Capital Markets